RBC CMA LLC
(An Indirect Wholly Owned Subsidiary of Royal Bank of Canada)
(SEC I.D. No. 8-65401)

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2023
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to 17a-5(e)(3) under the
Securities Exchange Act of 1934.
As a Public Document.

RBC CMA LLC

TABLE OF CONTENTS

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of RBC CMA LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of RBC CMA LLC (the "Company") as of October 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 19, 2023

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: 646 471 3000; F: 813 286 6000 Rightfax, www.pwc.com/us

RBC CMA LLC
Statement of Financial Condition

		As at
$ in thousands		**October 31, 2023**

Assets

Cash	$	104
Receivable from broker-dealers		838,853
Financial instruments owned, at fair value (including securities pledged of $37,333,305)		42,974,256
Other assets		109,410
Total Assets	**$**	**43,922,623**

Liabilities and member's equity

Liabilities

Short-term borrowings	$	32,717,785
Payable to broker-dealers		4,843,255
Financial instruments sold, but not yet purchased, at fair value		2,160,831
Accounts payable and accrued liabilities		43,211
Total Liabilities		**39,765,082**

Member's equity

Member's equity		4,157,541
Total liabilities and member's equity	**$**	**43,922,623**

The accompanying notes are an integral part of the statement of financial condition.

RBC CMA LLC

Notes to the Statement of Financial Condition
As of and for the year ended October 31, 2023

1. **Organization and nature of business**

    RBC CMA LLC (the Company or CMA), formerly known as RBC Capital Markets Arbitrage S.A., was originally incorporated on October 26, 2001 under the laws of the Grand Duchy of Luxembourg. On October 28, 2019, CMA transferred its central administration and registered office from Luxembourg to The Bahamas to become a limited liability company under Bahamian corporate law. CMA continues to be an indirect wholly owned subsidiary of the Royal Bank of Canada (RBC).

    The Company is engaged in a single line of business, which is to trade for its own account in securities and commodities (including but not limited to futures contracts and options thereon). The Company is an equity and exchange-traded fund market maker on the New York Stock Exchange Archipelago (the NYSE Arca). The Company does not engage in client-driven activities. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority, Inc. (FINRA).

    The Company has a joint back office agreement (JBO) with an affiliated broker-dealer, which clears and custodies certain securities and derivatives for the Company. The Company holds a $10 thousand non-voting preferred share of RBC USA Holdco Corporation, the parent of the affiliated broker-dealer, to maintain its JBO arrangement and comply with certain regulatory requirements.

2. **Summary of significant accounting policies**

    Basis of presentation — The Company's financial statements conform to accounting principles generally accepted in the United States of America (GAAP). The financial statements include the accounts of the Company.

    Use of estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes (including valuation of certain financial instruments owned and financial instruments sold, but not yet purchased and compensation accruals). Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

    Cash — Cash represents cash in depository accounts with other financial institutions. Money held at clearing broker-dealers are reported in Receivable from broker-dealers on the Statement of Financial Condition.

Financial instruments — Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value include securities and the market value of derivative transactions.

Securities transactions may be settled regular-way or on a delayed basis. Regular-way transactions provide for delivery of securities within a period of time (after trade date), established by regulations or conventions in the market in which the trade occurs. The Company records the purchase and sale of an existing security on trade date when the commitment to purchase or sell the existing security is expected to settle within the "settlement period" that is customary in the market in which those trades take place. Since expected settlements for new issues and pool securities have varying settlement periods in the markets, the Company records the purchase and sale of these securities as regular-way transactions. The fair value of regular-way securities is reported as either a net long (by security) in Financial instruments owned, at fair value or as a net short (by security) in Financial instruments sold, but not yet purchased, at fair value on the Statement of Financial Condition. Amounts receivable or payable for regular-way securities transactions that have not reached their contractual settlement date are reported net in Receivable from or Payable to broker-dealers on the Statement of Financial Condition.

The Company does not apply the scope exceptions for regular-way trades and records delayed delivery transactions, including To-be-announced (TBA), When Issued, and Extended Settlements, as derivatives until settled. The principal of these transactions are not reported on the Statement of Financial Condition until settlement. These transactions are reflected as forwards in the derivative transactions disclosure in Note 4.

Fair value measurement — Assets and liabilities are measured at fair value, either in accordance with standard fair value requirements or through election of fair value option.

ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy consists of three broad levels:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

- Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 inputs are one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

The classification of financial instruments in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value. Where observable inputs are not available, management judgment is required to determine fair values by assessing other

relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required to determine the model used, select the model inputs, and in some cases, apply valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameters of uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in such instances.

Valuation adjustments may be subjective as they require significant judgment in the input selection, such as the probability of default and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument.

Valuation Process and Structure:

The Company's business units are responsible for valuing their respective portfolio of financial assets and liabilities. The Global Valuation Committee, established by RBC, is an independent group responsible for providing oversight on financial instruments fair value policies and practices, escalating significant valuation issues, and reviewing and approving valuation adjustment methodologies.

The Valuation Group (VG) is responsible for the Company's valuation policies, processes and procedures. VG is independent of the business units. It implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs, wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure the valuation approach utilized is appropriate and consistently applied and the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model validation standards. These control processes are managed by either Finance or Group Risk Management (GRM) and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios.

IPV is a monthly control process by which system market prices or model inputs are verified for accuracy or reasonableness. The level of accuracy is determined over time by comparing third-party price values to trader's or system values, other pricing service values and, when available, actual trade data. Quoted prices for identical instruments from pricing services or brokers are generally not adjusted unless there are issues such as stale prices. If multiple quotes for identical instruments are received, fair value is based on an average of the prices received or the quote from the most reliable vendor, after the outlier prices that fall outside of the pricing range are removed. Other valuation techniques are used when a price or quote is not available. The availability of inputs relevant to the asset or liability and the relative reliability of the inputs could affect the selection of appropriate valuation techniques.

Some valuation processes use models to determine fair value. The Company has a systematic and consistent approach to control model use. Valuation models are approved for use within the RBC model risk management framework. The framework addresses, among other things, model development standards, validation processes and procedures and approval authorities. Model validation ensures that a model is suitable for its intended use and sets parameters for its use. All models are revalidated regularly by qualified personnel who are independent of the model design and development. Annually the model risk profile is reported to the RBC Board of Directors.

The relevance and reliability of the IPV process is dependent on the quality of the inputs used. Assessing data sources and input factors is a judgmental process in which all facts and circumstances have to be taken into account. For example, the use of observable prices from active markets is maximized and the use of unobservable inputs minimized. Conversely, when a market is deemed to be inactive, observable inputs may not be available, and in such circumstances compensating controls are employed.

3. Receivable from and payable to broker-dealers

Amounts receivable from and payable to broker-dealers at October 31, 2023 consist of the following:

$ in thousands	Receivable	Payable
Affiliated broker (refer to Note 9)	$ -	$ 4,335,807
Non-affiliated brokers	838,853	5
Unsettled regular-way trades, net	-	507,443
Total	$ 838,853	$ 4,843,255

The Company clears its securities and derivatives transactions through other broker-dealers, including affiliates. The Company may also finance certain securities transactions with margin loans. Cash and securities are generally held in brokerage accounts at these broker-dealers. Clearing broker receivables generally consist of deposits and amounts due from broker-dealers for settled trades. Amounts due to affiliated broker reflect the net of margin loans and other money held in brokerage accounts.

Unsettled regular-way trades, net represent the net amounts of receivable or payable for regular-way securities transactions that have not reached their contractual settlement date. The regular way trades are primarily settled through an affiliated Broker.

Clearing broker receivable and unsettled trades are settled daily, and therefore the receivables are subject to limited credit exposure.

4. **Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value**

Financial instruments owned, at fair value, including those pledged as collateral and Financial instruments sold, but not yet purchased, at fair value at October 31, 2023 consist of the following:

$ in thousands	Financial instruments owned, at fair value		Financial instruments sold, but not yet purchased, at fair value	
Securities:				
U.S. government securities	$	5,071,561	$	544,857
U.S. agencies		33,877,820		-
Corporate and other debt obligations		175,991		76,590
Equity securities		3,780,745		1,509,770
		42,906,117		2,131,217
Derivatives		68,139		29,614
Total	$	**42,974,256**	$	**2,160,831**

The Company pledged certain financial instruments owned to meet margin requirements and to collateralize secured borrowings (see Note 7 for more details). At October 31, 2023, financial instruments pledged were $37.3 billion, of which $37.0 billion were pledged to counterparties with the right to sell or re-pledge the securities.

During the year, the Company purchased $10.9 billion of agency collateralized mortgage obligation (CMO) securities from a related party. The CMOs are classified as U.S. agencies and reported in Financial instruments owned, at fair value on the Statement of Financial Condition.

Derivative transactions

The Company enters into derivatives to manage the Company's exposure to risk resulting from its trading activities. Derivatives with a positive fair value are reported in Financial instruments owned, at fair value and derivatives with a negative fair value are reported in Financial instruments sold, but not yet purchased, at fair value on the Statement of Financial Condition. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell physical assets at specified terms on a specified date.

Derivatives netting within the Statement of Financial Condition may be achieved where derivative contracts are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis, or realize the assets and liabilities simultaneously. As at October 31, 2023 there were no derivative contracts that were subject to enforceable master netting arrangements or similar agreements that did not qualify for offsetting within the Statement of Financial Condition.

The table below sets forth the fair value and notional amounts of open derivative contracts as at October 31, 2023:

$ in thousands	Positive fair value		Negative fair value		Aggregated notional	
Equity Contracts:						
Swaps	$	97	$	314	$	11,107
Options		7,764		9,236		674,163
Total Equity Contracts		7,861		9,550		685,270
Interest Rate Contracts:						
Forwards [1]		40,458		3,927		2,530,164
Swaps [2]		19,295		16,137		38,869,929
Options		525		-		236,250
Total Interest Rate Contracts		60,278		20,064		41,636,343
Total	$	**68,139**	$	**29,614**	$	**42,321,613**

(1) Generally consists of TBA trades.

(2) Consists of centrally cleared swap contracts.

Centrally cleared swaps contracts are considered settled-to-market and as such the daily exchange of cash payments are accounted for as a contract settlement which reduces the contract fair value.

The Company also enters into futures contracts, with commitments to buy or sell equity, interest rate and foreign exchange currency contracts. Futures contracts are executed on exchanges and changes in open positions are settled on a daily basis. As a result, unsettled futures derivative assets and derivative liabilities are reported in Receivable from and Payable to broker-dealers, respectively, on the Statement of Financial Condition.

At October 31, 2023, the net open trade equity for futures contracts totaled $73.7 million, and was reported in Receivable from broker-dealers on the Statement of Financial Condition. At October 31, 2023, aggregated notional of open futures contracts totaled $7.7 billion.

5. Fair value of financial instruments

The following table presents the financial instruments measured at fair value on a recurring basis as of October 31, 2023, categorized by the valuation hierarchy set out in ASC 820:

$ in thousands	Level 1	Level 2	Level 3	Assets/ Liabilities at Fair Value
Fair Value Measurements Using				
Financial assets:				
U.S. government securities	$ 293,807	$ 4,777,754	$ -	$ 5,071,561
U.S. agencies	-	33,877,820	-	33,877,820
Corporate and other debt obligations	-	175,991	-	175,991
Equity securities	3,780,464	281	-	3,780,745
	4,074,271	38,831,846	-	42,906,117
Derivatives related assets	8,374	59,765	-	68,139
Total assets	$ 4,082,645	$ 38,891,611	$ -	$ 42,974,256
Financial liabilities:				
U.S. government securities	$ 520,714	$ 24,143	$ -	$ 544,857
Corporate and other debt obligations	11,145	65,445	-	76,590
Equity securities	1,509,386	384	-	1,509,770
	2,041,245	89,972	-	2,131,217
Derivatives related liabilities	9,358	20,256	-	29,614
Total liabilities	$ 2,050,603	$ 110,228	$ -	$ 2,160,831

Valuation Techniques:

Fair value of assets and liabilities measured on a recurring basis are determined and classified in fair value hierarchy table using the following techniques and inputs.

U.S. Government and Agency Obligations — includes government debt securities and agency issued mortgage-backed securities (MBS). The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the fair value hierarchy. The fair value of securities not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy.

Corporate and Other Debt Obligations — generally includes corporate debt securities and MBS. The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Inputs for valuation of MBS are, when available, traded prices, dealer or lead manager quotes, broker quotes and vendor prices of the identical securities. When prices of identical securities are not readily available, the industry standard models are used, with inputs such as discount margins, yields, default, prepayment and loss severity rates that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments. All relevant data must be assessed and significant

judgment is required to determine the appropriate valuation inputs. Securities with observable prices or inputs as compared to transaction prices, dealer quotes or vendor prices, are classified as Level 2 in the hierarchy.

Equity Securities — generally consist of listed common shares and preferred securities. Exchange-traded securities are generally valued based on quoted prices from an exchange. The fair values of common shares are based on quoted prices in active markets, where available, and are classified as Level 1 in the hierarchy. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, such as multiples of earnings and the discounted cash flow model with forecasted cash flows and discounted rate as input. If the securities are not listed, not actively traded, or restricted, they are generally categorized as Level 2 of the fair value hierarchy.

Derivatives — the fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are generally classified as Level 1 in the fair value hierarchy. A derivative instrument is classified as Level 2 in the fair value hierarchy if observable market inputs are available or the unobservable inputs are not significant to the fair value. The fair values of over- the- counter derivatives classified as Level 2 in the fair value hierarchy, including interest rate forward contracts, is determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow method or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors.

Financial instruments not measured at fair value — The carrying amounts and fair values of other financial assets and financial liabilities not measured at fair value in the Statement of Financial Condition at October 31, 2023, are as follows:

$ in thousands	Carrying Value	Fair Value	Fair Value Measurements Using		
			Level 1	Level 2	Level 3
Financial assets:					
Cash	$ 104	$ 104	$ 104	$ -	$ -
Receivable from broker-dealers	838,853	838,853	-	838,853	-
Other assets [1]	109,227	109,227	-	109,227	-
Financial liabilities:					
Short term borrowings	32,717,785	32,717,785	-	32,717,785	-
Payable to broker-dealers	4,843,255	4,843,255	-	4,843,255	-
Accounts payable and accrued liabilities [2]	41,982	41,982	-	41,982	-

(1) Other assets of $0.2 million are not in scope for disclosure, and are not included above.

(2) Accounts payable and accrued liabilities of $1.2 million are not in scope for disclosure, and are not included above.

Carrying value generally approximates fair value for the assets and liabilities in the above table. This is due to the relatively short period of time between their origination and expected maturity. Except for cash at the financial institution, which is classified as Level 1, these items are generally classified in Level 2 of the fair value hierarchy.

6. **Other assets and Accounts payable and accrued liabilities**

Other assets

Other assets at October 31, 2023 consist of the following (in thousands):

Interest and dividends receivable	$	109,217
Other investment		10
Other receivable		183
Total	$	109,410

Interest and dividends receivable mainly include accrued interest and dividends from Financial instruments owned, at fair value. Other receivables mainly include prepaid and miscellaneous receivables.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities at October 31, 2023 consists of the following (in thousands):

Interest and dividends payable	$	16,751
Accrued compensation		8,583
Other intergroup payable		16,647
Other liabilities		1,230
Total	$	43,211

Interest and dividends payable include accrued interest and dividends from Financial instruments sold, but not yet purchased, at fair value. Other intergroup payable mainly consist of certain charges from affiliates (see Note 9 for more details). Other liabilities include accrued miscellaneous payables, including tax payables, audit fees and other accrued expenses.

7. **Short-term borrowings**

As at October 31, 2023, the Company had a $37.0 billion secured line of credit with RBC. This agreement was amended on Sept 18, 2023, to increase the secured line of credit. This loan is callable at the discretion of RBC and is non-interest bearing. Outstanding loan balance at October 31, 2023 was $32.6 billion, which was collateralized with financial instruments owned of $33.0 billion.

The Company also maintains a $500 million multi-currency secured line of credit with an affiliate. This loan is callable at the discretion of the lender and the Company is charged interest on various currencies, which is generally based on the relevant overnight reference rate plus a treasury spread. At October 31, 2023, the outstanding loan totaling $119.9 million was drawn against the $500 million line of credit and was reported as Short-term borrowings on the Statement of Financial Condition.

8. **Member's equity**

The Company has 150,000 issued and outstanding common shares owned by Royal Bank Holding Inc.

9. **Related party transactions**

In the normal course of business, the Company may enter into trading activities with affiliates and incur financing, brokerage and other charges. The Company is also a party to various service level agreements (SLA) that result in fees and other allocated costs from RBC and affiliates.

The following table sets forth the Company's related party assets and liabilities as at October 31, 2023 (in thousands):

Assets:

Financial instruments owned, at fair value	$	41,644
Other assets		553

Liabilities:

Short-term borrowings (Note 7)		$ 32,717,785
Financial instruments sold, but not yet purchased, at fair value		3,927
Payable to broker-dealers (Note 3)		4,335,807
Accounts payable and accrued liabilities		20,720

The Company entered into secured loan agreements with RBC (acting through its Toronto Branch) and affiliates. Outstanding balances from these loans are reported in Short-term borrowings on the Statement of Financial Condition and discussed in Note 7.

The Company enters into certain derivative transactions with an affiliate to facilitate clearing of transactions with certain exchanges. Derivative fair values with the affiliate are reported in Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value on the Statement of Financial Condition.

The Company's trading portfolio and support functions are managed under an agency agreement with an affiliate. Under the agency agreement, the affiliate acts as computation agent, accounting resource, risk manager, and executive, operational, and legal representative for the Company.

During the year the Company purchased $10.9 billion of agency collateralized mortgage obligation (CMO) securities from a related party as part of the Company's overall strategy to grow its existing fixed income and government obligations trading activities. The CMOs are reported on the Statement of Financial Condition and discussed in Note 4.

RBC and affiliates allocate certain costs to the Company for technology, infrastructure and other global functions and services pursuant to SLAs.

10. **Commitments and contingent liabilities**

The Company is a registered broker-dealer subject to legal and regulatory requirements. The Company may be party to legal proceedings and regulatory matters and enquiries arising out of its normal business operations. Based on current knowledge and after consultation with counsel, the Company is not aware of any pending matters that will have a material adverse effect on the financial statements of the Company.

11. **Financial instruments with off-balance-sheet risk**

The Company maintains positions in a variety of financial instruments. Certain instruments, including TBAs and equity derivative products, give rise to off-balance-sheet risk. Risk arises from changes in the value of the contracts (market risk) and also from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company attempts to control its exposure to market risk through use of a proprietary trading system that determines whether the market risk inherent in the Company's portfolios is within established limits.

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amounts recognized in the Statement of Financial Condition.

ASC 815, *Derivatives and Hedging*, requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account.

12. **Taxation**

As a corporation resident in The Bahamas, the Company is subject to all taxes, duties, and other filings imposed on corporations resident in The Bahamas.

Withholding taxes— The Company is a foreign, U.S. registered broker-dealer that trades exclusively for its own account. As such, the Company does not have a U.S. corporate income tax liability; however, it is subject to a withholding tax on certain of its dividend and interest income.

The Company has evaluated, in accordance with FASB ASC 740, *Income Taxes*, whether any unrecognized tax benefits are necessary and determined that no such matters exist as of October 31, 2023. The recognition and measurement of unrecognized tax benefits will be reevaluated when new information is available, if applicable, or when an event occurs that requires change.

13. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain the greater of 2% of aggregate debit balances or minimum net capital, as defined, equal to $1.0 million. At October 31, 2023, the Company had net capital of $1.4 billion, which was in excess of its minimum net capital requirement of $1.0 million.

Pursuant to an agreement between the Company and the affiliated broker-dealer, the dealer is required to perform a computation for Proprietary securities account of a broker-dealer (PAB) assets similar to the customer reserve computation and includes a majority of the securities activities in the Company.

14. Subsequent events

The Company has evaluated events and transactions that occurred subsequent to October 31, 2023 through December 19, 2023. There were no events or transactions during the period which would require recognition or additional disclosure in these financial statements.

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